UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

CIRCUS AND ELDORADO JOINT VENTURE

SILVER LEGACY CAPITAL CORP.

(Name of Applicants)

407 North Virginia Street
Reno, Nevada 89501
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount

Second Lien Notes Due Five and One Half Years after the Effective Date	$27,500,000

7.3% Mortgage Notes Due Five Years after the Effective Date	Up to $131,600,000

Approximate date of proposed public offering:
On or as soon as practicable following the Effective Date under the Joint Plan of Reorganization of Circus and Eldorado Joint Venture and Silver Legacy Capital Corp. pursuant to Chapter 11 of the Bankruptcy Code

Name and address of agent for service:

Gary L. Carano

Chief Executive Officer

407 North Virginia Street

Reno, Nevada 89501

(800) 687-7733

Copies to:

Deborah Conrad

Milbank, Tweed, Hadley & McCloy LLP

601 South Figueroa Street, 30th Floor

Los Angeles, CA 90017

(213) 892-4671

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

GENERAL

As described more fully in the Disclosure Statement for the Debtors’ First Amended Joint Plan of Reorganization (dated June 1, 2012) [Docket No. 417] (as amended or supplemented, the “Disclosure Statement”) and accompanying the Debtors’ First Amended Joint Chapter 11 Plan of Reorganization (dated June 1, 2012) (as amended or supplemented, the “Plan”), copies of which are included as Exhibits T3E.1 and T3E.2, respectively, to this application, the Circus and Eldorado Joint Venture, a Nevada general partnership (the “Partnership”), may reorganize as a limited liability company or other entity in connection with the consummation of the transactions described in the Plan and Disclosure Statement.  If the Partnership is reorganized, the Second Lien Notes due five and one-half years after the Effective Date (the “Second Lien Notes”) or the 7.3% Mortgage Notes due five years after the Effective Date (the “Mortgage Notes”), as applicable, will be issued by such reorganized entity.  If such reorganized entity is the issuer of the Second Lien Notes or Mortgage Notes, as applicable, this application will be amended to reflect the issuance of such notes by the reorganized entity.  Capitalized terms used herein and which are not otherwise defined shall have the meanings ascribed to them in the Plan.

1.                                      General Information

Circus and Eldorado Joint Venture is a general partnership formed under the laws of the State of Nevada.  Silver Legacy Capital Corp. (“Capital”) is a corporation formed under the laws of the State of Nevada.

2.                                      Securities Act Exemption Applicable

On May 17, 2012, the Partnership and Capital (collectively, the “Debtors”) commenced voluntary cases under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Nevada (the “Bankruptcy Court”).  The Bankruptcy Court is jointly administering these cases under the caption “In re Circus and Eldorado Joint Venture, et. al, Case No. BK-12-51156.”  The Debtors are proponents of the Plan.  The terms of the Plan are described in the Disclosure Statement.

Pursuant to the terms of the Plan, the Mortgage Notes will be issued only if the Class 3 Acceptance (as defined in the Plan) does not occur.  In such an event, Mortgage Notes in an aggregate principal amount equal to the aggregate amount of Allowed Mortgage Note Claims less the Class 3 Cram-Down Cash Distribution will be issued.   The aggregate amount of Allowed Mortgage Note Claims will be determined by the Bankruptcy Court, but the Debtors estimate that such amount will be approximately $153.6 million and that the Class 3 Cram-Down Cash Distribution will be approximately $22.0 million.  Accordingly, the Debtors estimate that the aggregate principal amount of Mortgage Notes will be approximately $131.6 million.  If the Class 3 Acceptance occurs, Second Lien Notes in an aggregate principal amount of $27.5 million will be issued.  See “Article III.B.3 - Treatment of Claims and Equity Interests - Class 3:  Allowed Mortgage Note Claims.”

Generally, Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933, as amended (the “Securities Act”), and state securities laws if three principal requirements are satisfied:  (1) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (2) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor  or an interest in the  debtor; and (3) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principal in such exchange and partly for cash or property.  The applicants believe that the offer of the Mortgage Notes and Second Lien Notes under the solicitation of acceptances for the Plan, and the exchange of the Mortgage Notes or Second Lien Notes, as applicable, for Allowed Class 3 Claims, satisfies the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements of the Securities Act.

AFFILIATIONS

3.                                      Affiliates

The following is a list of all affiliates of the Applicants and their respective percentages of partnership interests in the Partnership as of September 15, 2012:

Affiliate	Percentage of Partnership interest in Circus and Eldorado Joint Venture
Galleon Inc. (1)	50%
Eldorado Limited Liability Company(2)	50%
MGM Resorts International(1)	50%
Eldorado Resorts LLC(2)	50%

(1)                                  Galleon Inc. (“Galleon”) is a wholly-owned subsidiary of MGM Resorts International.  Under Rule 13d-3 of the Securities Exchange Act of 1934, MGM Resorts International may be deemed to be an indirect beneficial owner of the interest in the Partnership owned by Galleon by virtue of its ownership of Galleon. The address of Galleon and MGM Resorts International is 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

(2)                                  Eldorado Limited Liability Company (“ELLC”) is a 96% owned subsidiary of Eldorado Resorts LLC. Under Rule 13d-3 of the Securities Exchange Act of 1934, Eldorado Resorts LLC may be deemed to be an indirect beneficial owner of the interest in the Partnership owned by ELLC by virtue of direct and/or indirect controlling interests in ELLC. The address of ELLC and Eldorado Resorts LLC is P.O. Box 3399, Reno, Nevada 89505.

Capital is a wholly-owned subsidiary of the Partnership.  Pursuant to the Plan, on the Effective Date, the beneficial interests in the Partnership, or any successor to the Partnership formed pursuant to the Plan, and the shares of capital stock of Capital will be owned as described above.

MANAGEMENT AND CONTROL

4.                                      Directors and Executive Officers

The following table sets forth the names of, and offices held by, all current directors and executive officers of the Applicants. The mailing address for each of the directors and executive officers is 407 North Virginia Street Reno, Nevada 89501.

Name	Office
Gary L. Carano	Chief Executive Officer of the Partnership, President and Chief Executive Officer of Capital
Glenn T. Carano	Secretary of the Partnership, Secretary of Capital
Bruce C. Sexton	Vice President of Capital
Stephanie D. Lepori	Controller and Chief Accounting and Financial Officer of the Partnership, Treasurer and Chief Accounting and Financial Officer of Capital
Robert M. Jones	Member of the Partnership’s Executive Committee, Director of Capital
Corey I. Sanders	Member of the Partnership’s Executive Committee, Director of Capital
Donald D. Thrasher	Member of the Partnership’s Executive Committee, Director of Capital
John M. McManus	Member of the Partnership’s Executive Committee, Director of Capital
Thomas R. Reeg	Member of the Partnership’s Executive Committee, Director of Capital

5.                                      Principal Owners of Voting Securities

Capital

All of the issued and outstanding capital stock of Capital is owned by the Partnership.

The Partnership

The following table sets forth information with respect to the beneficial ownership of partnership interests in the Partnership as of September 15, 2012:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Galleon Inc. 3600 Las Vegas Boulevard South, Las Vegas, NV 89109	General Partnership Interest	—	50%

Eldorado Limited Liability Company P.O. Box 3399, Reno, NV 89505	General Partnership Interest	—	50%

UNDERWRITERS

6.                                      Underwriters

(a)           As no issuance of the Applicants’ securities has occurred within three years prior to the date of the filing of this application, no person has acted as an underwriter of any securities of the Applicants which were outstanding on the date of the filing of this application.

(b)           There are no proposed principal underwriters of the Second Lien Notes or the Mortgage Notes.

CAPITAL SECURITIES

7.                                      Capitalization

(a)                                  As of September 15, 2012, Capital had the following securities outstanding:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	2,500 shares	2,500 shares

As of September 15, 2012, the Partnership had the following securities outstanding:

Title of Class	Amount Authorized	Amount Outstanding
10 1/8% Mortgage Notes due 2012	$142,800,000	$142,800,000(1)

(1)           Amount outstanding prior to the Effective Date.

(b)           The common stock of Capital is the only outstanding series of voting securities of the Applicants.  Each share of common stock of Capital has one vote.

INDENTURE SECURITIES

8.                                      Analysis of indenture provisions

The following is a general description of certain provisions of the indenture for the Second Lien Notes (the “Second Lien Notes Indenture”) and the indenture for the Mortgage Notes (the “Mortgage Notes Indenture” and, together with the Second Lien Notes Indenture, the “Indentures”) filed as Exhibits T3C.1 and T3C.2 hereto, respectively. The applicable Indenture will be dated as of the Effective Date and entered into among the Applicants and the indenture trustee thereunder. These descriptions are qualified in their entirety by reference to the Indentures. Unless otherwise noted, capitalized terms used in this Item 8 and not defined herein have the meanings given to such terms in the respective Indentures.

Second Lien Notes Indenture

The Applicants have not entered into the Second Lien Notes Indenture as of the date of this filing, and the terms of the Second Lien Notes Indenture are subject to change prior to its execution.

Events of Default

Each of the following shall be an event of default under the Second Lien Notes Indenture:

(a)           failure to pay any interest on any Second Lien Note when due and payable, and such failure continues for 30 days or more;

(b)           failure to pay principal of, or premium, if any, on any Second Lien Note;

(c)           failure by the Applicants, as applicable, to comply with the provisions described under the headings “Covenants—Repurchase at the Option of Holders—Asset Sales,” “Covenants—Repurchase at the Option of Holders—Change of Control,” “Successors—Merger, Consolidation, or Sale of Assets”;

(d)           failure by the Applicants or any of their Restricted Subsidiaries for 30 days after notice to comply with any of the other agreements, representations or warranties in the Second Lien Notes Indenture or the Second Lien Notes);

(e)           default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Partnership or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Partnership or any of its Restricted Subsidiaries), whether the Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

(i)            is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(ii)           results in the acceleration of that Indebtedness prior to its express maturity,

and, in each case, the principal amount of that Indebtedness, together with the principal amount of any other Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

(f)            failure by the Applicants or any of their Restricted Subsidiaries to pay final non-appealable judgments to the extent that the amount of such judgments not covered by insurance underwritten by third parties or not adequately reserved for in accordance with GAAP aggregates in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(g)           any Subsidiary Guarantee of any Subsidiary Guarantor shall be held in a judicial proceeding to be unenforceable or invalid or shall cease for any reason, other than pursuant to the terms of this Indenture, to be in full force and effect, or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee;

(h)           breach by either of the Applicants or any of the Subsidiary Guarantors in any material respect of any agreement in any of the Collateral Documents, the repudiation by any of them of any of its obligations under any of the Collateral Documents, the unenforceability of the Collateral Documents against any of them for any reason which continues for 30 days after written notice from the Trustee or Holders of at least 25% in outstanding principal amount of Notes or the loss of the perfection or priority of the Liens granted by any of them pursuant to the Collateral Documents for any reason;

(i)            any Gaming License is revoked, terminated or suspended or otherwise ceases to be effective resulting in the cessation or suspension of operation for a period of more than 30 days of any material portion or aspect of the Gaming Business of any Gaming Facility;

(j)            the Partnership fails to own 100% of the issued and outstanding Equity Interests of Capital;

(k)           the cessation of gaming operations of Silver Legacy Resort Casino for a period of more than 180 consecutive days; or

(l)            certain events of bankruptcy or insolvency with respect to the Applicants.

In the case of an event of default arising from certain events of bankruptcy or insolvency with respect to the Applicants, all outstanding Second Lien Notes will become due and payable immediately and automatically without further action or notice.

Subject to the terms of the Intercreditor Agreement, if any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.  Upon any such declaration, the Notes shall become due and payable immediately.  The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may, on behalf of all of the Holders, rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Defaults or Events of Default (except nonpayment of principal of or interest on the Second Lien Notes that has become due solely because of the acceleration) have been cured or waived.

If an Event of Default occurs and is continuing, the Second Lien Notes Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest, with respect to, the Second Lien Notes or to enforce the performance of any provision of the Second Lien Notes or the Second Lien Notes Indenture.

The Second Lien Notes Trustee may maintain a proceeding even if it does not possess any of the Second Lien Notes or does not produce any of them in the proceeding.  A delay or omission by the Second Lien Notes Trustee or any Holder of a Second Lien Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.  All remedies are cumulative to the extent permitted by law.

Holders of not less than a majority in principal amount of the then outstanding Second Lien Notes by notice to the Second Lien Notes Trustee may on behalf of the Holders of all of the Second Lien Notes waive an existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes (including in connection with an offer to purchase) (provided, however, that the Holders of a majority in principal amount of the then outstanding Second Lien Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration).  Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Second Lien Notes Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Holders of a majority in principal amount of the then outstanding Second Lien Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Second Lien Notes Trustee or exercising any trust or power conferred on it.  However, the Second Lien Notes Trustee may refuse to follow any direction that conflicts with law or the Second Lien Notes Indenture that the Second Lien Notes Trustee determines may be unduly prejudicial to the rights of other Holders of Second Lien Notes or that may involve the Second Lien Notes Trustee in personal liability.  The Second Lien Notes Trustee may withhold from Holders of the Second Lien Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

If a Default or Event of Default occurs and is continuing and if it is known to the Second Lien Notes Trustee, the Second Lien Notes Trustee shall mail to Holders of Second Lien Notes a notice of the Default or Event of Default within 90 days after it occurs.  Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any Second Lien Note, the Second Lien Notes Trustee may withhold the notice if it determines in good faith that withholding the notice is in the interests of the Holders of the Second Lien Notes.

Authentication and Delivery of the Second Lien Notes; Use of Proceeds

Two Officers of each Applicant shall sign the Second Lien Notes for the Applicants by manual or facsimile signature.  If an Officer whose signature is on a Second Lien Note no longer holds that office at the time a Second Lien Note is authenticated, the Second Lien Note shall nevertheless be valid.  A Second Lien Note shall not be valid until authenticated by the manual signature of the Second Lien Notes Trustee.  Such signature shall be conclusive evidence that the Second Lien Note has been authenticated under the Second Lien Note Indenture.

The Second Lien Notes Trustee may appoint an authenticating agent acceptable to the Applicants to authenticate Second Lien Notes.  An authenticating agent may authenticate Second Lien Notes whenever the Second Lien Notes Trustee may do so.

Pursuant to the terms of the Plan, if the Class 3 Acceptance occurs, Second Lien Notes in an aggregate principal amount of $27.5 million will be issued.  See “Article III.B.3 - Treatment of Claims and Equity Interests - Class 3:  Allowed Mortgage Note Claims.”

There will be no proceeds from the issuance of the Second Lien Notes.

Release of Property Subject to Lien

Pursuant to Section 11.03 of the Second Lien Notes Indenture, subject to certain subsections of Section 11.03 of the Second Lien Notes Indenture, Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Collateral Documents or as provided in the Second Lien Notes Indenture.  In addition, upon the request of the Applicants pursuant to an Officers’ Certificate certifying that all conditions precedent under the Second Lien Notes Indenture have been met, then (at the Applicants’ expense) the Collateral Agent shall release (or cause to be released) any Collateral permitted to be released pursuant to the Second Lien Notes Indenture or the Collateral Documents.

Satisfaction and Discharge

The Second Lien Notes Indenture shall be discharged and shall cease to be of further effect as to all Second Lien Notes issued under Second Lien Notes Indenture, when:

(a)           either:

(i)            all Second Lien Notes that have been authenticated (except lost, stolen or destroyed Second Lien Notes that have been replaced or paid and Second Lien Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Applicant) have been delivered to the Second Lien Notes Trustee for cancellation; or

(ii)           all Second Lien Notes that have not been delivered to the Second Lien Notes Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Applicant has irrevocably deposited or caused to be deposited with the Second Lien Notes Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable government securities, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Second Lien Notes not delivered to the Second Lien Notes Trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

(b)           no default or event of default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Applicants are a party or by which they are bound;

(c)           the Applicants have paid or caused to be paid all sums payable by them under the Second Lien Notes Indenture; and

(d)           the Applicants have delivered irrevocable instructions to the Second Lien Notes Trustee under the Second Lien Notes Indenture to apply the deposited money toward the payment of the Second Lien Notes at maturity or the redemption date, as the case may be.

The Applicants shall deliver officers’ certificates and an opinion of counsel to the Second Lien Notes Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Evidence as to Compliance with Conditions and Covenants

The Applicants and, to the extent required by the Trust Indenture Act of 1939, each Subsidiary Guarantor, shall deliver to the Second Lien Notes Trustee within 90 days after the end of each fiscal year of the Applicants, which currently is December 31, an Officers’ Certificate as to the signers’ knowledge of the Applicants’ compliance with all conditions and covenants on their part contained in the Second Lien Notes Indenture and stating whether or not the signer knows of any Default or Event of Default.  Upon becoming aware of any default or event of default, the Applicants are required to deliver to the Second Lien Notes Trustee a statement specifying the default or event of default and what action the Applicants are taking or propose to take with respect thereto.

Mortgage Notes Indenture

The Applicants have not entered into the Mortgage Notes Indenture as of the date of this filing, and the terms of the Mortgage Notes Indenture are subject to change prior to its execution.

Events of Default

Each of the following shall be an event of default under the Second Lien Notes Indenture:

(a)           failure to pay any interest on any Second Lien Note when due and payable, and such failure continues for 30 days or more;

(b)           failure to pay principal of, or premium, if any, on any Second Lien Note;

(c)           failure by the Applicants, as applicable, to comply with the provisions described under the headings “Covenants—Repurchase at the Option of Holders—Asset Sales,” “Covenants—Repurchase at the Option of Holders—Change of Control,” “Successors—Merger, Consolidation, or Sale of Assets”;

(d)           failure by the Applicants or any of their Restricted Subsidiaries for 30 days after notice to comply with any of the other agreements, representations or warranties in the Second Lien Notes Indenture or the Second Lien Notes);

(e)           default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Partnership or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Partnership or any of its Restricted Subsidiaries), whether the Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

(i)            is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(ii)           results in the acceleration of that Indebtedness prior to its express maturity,

and, in each case, the principal amount of that Indebtedness, together with the principal amount of any other Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(f)            failure by the Applicants or any of their Restricted Subsidiaries to pay final non-appealable judgments to the extent that the amount of such judgments not covered by insurance underwritten by third parties or not adequately reserved for in accordance with GAAP aggregates in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(g)           any Subsidiary Guarantee of any Subsidiary Guarantor shall be held in a judicial proceeding to be unenforceable or invalid or shall cease for any reason, other than pursuant to the terms of this Indenture, to be in full force and effect, or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee;

(h)           breach by either of the Applicants or any of the Subsidiary Guarantors in any material respect of any agreement in any of the Collateral Documents, the repudiation by any of them of any of its obligations under any of the Collateral Documents, the unenforceability of the Collateral Documents against any of them for any reason which continues for 30 days after written notice from the Trustee or Holders of at least 25% in outstanding principal amount of Notes or the loss of the perfection or priority of the Liens granted by any of them pursuant to the Collateral Documents for any reason;

(i)            any Gaming License is revoked, terminated or suspended or otherwise ceases to be effective resulting in the cessation or suspension of operation for a period of more than 30 days of any material portion or aspect of the Gaming Business of any Gaming Facility;

(j)            the Partnership fails to own 100% of the issued and outstanding Equity Interests of Capital;

(k)           the cessation of gaming operations of Silver Legacy Resort Casino for a period of more than 180 consecutive days; or

(l)            certain events of bankruptcy or insolvency with respect to the Applicants.

In the case of an event of default arising from certain events of bankruptcy or insolvency with respect to the Applicants, all outstanding Second Lien Notes will become due and payable immediately and automatically without further action or notice.

Subject to the terms of the Intercreditor Agreement, if any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Mortgage Notes may declare all the Notes to be due and payable immediately.  Upon any such declaration, the Mortgage Notes shall become due and payable immediately.  The Holders of a majority in aggregate principal amount of the then outstanding Mortgage Notes by written notice to the Trustee may, on behalf of all of the Holders, rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Defaults or Events of Default (except nonpayment of principal of or interest on the Mortgage Notes that has become due solely because of the acceleration) have been cured or waived.

If an Event of Default occurs and is continuing, the Mortgage Notes Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest, with respect to, the Mortgage Notes or to enforce the performance of any provision of the Mortgage Notes or the Mortgage Notes Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Mortgage Notes or does not produce any of them in the proceeding.  A delay or omission by the Mortgage Notes Trustee or any Holder of a Mortgage Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.  All remedies are cumulative to the extent permitted by law.

Holders of not less than a majority in principal amount of the then outstanding Mortgage Notes by notice to the Mortgage Notes Trustee may on behalf of the Holders of all of the Mortgage Notes waive an existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Mortgage Notes (including in connection with an offer to purchase) (provided, however, that the Holders of a majority in principal amount of the then outstanding Mortgage Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration).  Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Mortgage Notes Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Holders of a majority in principal amount of the then outstanding Mortgage Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Mortgage Notes Trustee or exercising any trust or power conferred on it.  However, the Mortgage Notes Trustee may refuse to follow any direction that conflicts with law or the Mortgage Notes Indenture that the Trustee determines may be unduly prejudicial to the rights of other Holders of Mortgage Notes or that may involve the Mortgage Notes Trustee in personal liability.  The Mortgage Notes Trustee may withhold from Holders of the Mortgage Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

Authentication and Delivery of the Mortgage Notes; Use of Proceeds

Two Officers of each Applicant shall sign the Mortgage Notes for the Applicants by manual or facsimile signature.  If an Officer whose signature is on a Mortgage Note no longer holds that office at the time a Mortgage Note is authenticated, the Mortgage Note shall nevertheless be valid.  A Mortgage Note shall not be valid until authenticated by the manual signature of the Mortgage Notes Trustee.  Such signature shall be conclusive evidence that the Mortgage Note has been authenticated under the Mortgage Note Indenture.

The Mortgage Notes Trustee may appoint an authenticating agent acceptable to the Applicants to authenticate Mortgage Notes.  An authenticating agent may authenticate Mortgage Notes whenever the Mortgage Notes Trustee may do so.

Pursuant to the terms of the Plan, the Mortgage Notes will be issued only if the Class 3 Acceptance (as defined in the Plan) does not occur.  In such an event, Mortgage Notes in an aggregate principal amount equal to the aggregate amount of Allowed Mortgage Note Claims less the Class 3 Cram-Down Cash Distribution will be issued.   The aggregate amount of Allowed Mortgage Note Claims will be determined by the Bankruptcy Court, but the Applicants estimate that such amount will be approximately $153.6 million and that the Class 3 Cram-Down Cash Distribution will be approximately $22.0 million.  Accordingly, the Applicants estimate that the aggregate principal amount of Mortgage Notes will be approximately $131.6 million.  .

There will be no proceeds from the issuance of the Mortgage Notes.

Release of Property Subject to Lien

Pursuant to Section 11.03 of the Mortgage Notes Indenture, subject to certain subsections of Section 11.03 of the Mortgage Notes Indenture, Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Collateral Documents or as provided in the Indenture.  In addition, upon the request of the Applicants pursuant to an Officers’ Certificate certifying that all conditions precedent under the Mortgage Notes Indenture have been met, then (at the Applicants’ expense) the Collateral Agent shall release (or cause to be released) any Collateral permitted to be released pursuant to the Mortgage Notes Indenture or the Collateral Documents.

Satisfaction and Discharge

The Mortgage Notes Indenture shall be discharged and shall cease to be of further effect as to all Mortgage Notes issued under Mortgage Notes Indenture, when:

(a)           either:

(i)            all Mortgage Notes that have been authenticated (except lost, stolen or destroyed Mortgage Notes that have been replaced or paid and Mortgage Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Applicant) have been delivered to the Mortgage Notes Trustee for cancellation; or

(ii)           all Mortgage Notes that have not been delivered to the Mortgage Notes Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Applicant has irrevocably deposited or caused to be deposited with the Mortgage Notes Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable government securities, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Mortgage Notes not delivered to the Mortgage Notes Trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

(b)           no default or event of default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Applicants are a party or by which they are bound;

(c)           the Applicants have paid or caused to be paid all sums payable by them under the Mortgage Notes Indenture; and

(d)           the Applicants has delivered irrevocable instructions to the Mortgage Notes Trustee under the Mortgage Notes Indenture to apply the deposited money toward the payment of the Mortgage Notes at maturity or the redemption date, as the case may be.

The Applicants shall deliver officers’ certificates and an opinion of counsel to the Mortgage Notes Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Evidence as to Compliance with Conditions and Covenants

The Applicants and, to the extent required by the Trust Indenture Act of 1939, each Subsidiary Guarantor, shall deliver to the Mortgage Notes Trustee within 90 days after the end of each fiscal year of the Applicants, which currently is December 31, an Officers’ Certificate as to the signers’ knowledge of the Applicants’ compliance with all conditions and covenants on their part contained in the Mortgage Notes Indenture and stating whether or not the signer knows of any Default or Event of Default.  Upon becoming aware of any default or event of default, the Applicants are required to deliver to the Mortgage Notes Trustee a statement specifying the default or event of default and what action the Applicants are taking or propose to take with respect thereto.

9.                                      Other obligors

No person, other than the Applicants, is an obligor upon the Second Lien Notes or the Mortgage Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises —

(a)           Pages numbered 1 to 13, consecutively.

(b)           The statement of eligibility and qualification of each trustee under the indentures to be qualified.

(c)           The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit T3A.1	Articles of Incorporation of Silver Legacy Capital Corp. (Incorporated by reference to Exhibit 3.1 to the Applicants’ Form S-4 Registration Statement—Commission File Nos. 333-87202 and 333-87202(01))

Exhibit T3B.1	Bylaws of Silver Legacy Capital Corp. (Incorporated by reference to Exhibit 3.2 to the Applicants’ Form S-4 Registration Statement—Commission File Nos. 333-87202 and 333-87202(01))

Exhibit T3B.2

Amended and Restated Agreement of Joint Venture of Circus and Eldorado Joint Venture between Eldorado Limited Liability Company and Galleon, Inc. (Incorporated by reference to Exhibit 3.3 to the Applicants’ Form S-4 Registration Statement—Commission File Nos. 333-87202 and 333-87202(01))

Exhibit T3B.3	Amendment to Amended and Restated Agreement of Joint Venture of Circus and Eldorado Joint Venture between Eldorado Limited Liability Company and Galleon, Inc. dated May 14, 2012 (1)

Exhibit T3C.1	Form of Second Lien Notes Indenture among the Applicants and the Second Lien Notes Trustee (1)

Exhibit T3C.2	Form of Mortgage Notes Indenture among the Applicants and the Mortgage Notes Trustee (1)

Exhibit T3D	Not applicable

Exhibit T3E.1	First Amended Disclosure Statement of Circus and Eldorado Joint Venture dated June 1, 2012 (1)

Exhibit T3E.2	First Amended Chapter 11 Plan of Circus and Eldorado Joint Venture dated June 1, 2012 (1)

Exhibit T3F.1

Cross reference sheet showing the location in the Second Lien Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a) of the Act (included as part of the Indenture in Exhibit T3C.1)

Exhibit T3F.2

Cross reference sheet showing the location in the Mortgage Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a) of the Act (included as part of the Indenture in Exhibit T3C.2)

Exhibit T3G.1	Statement of eligibility and qualification of U.S. Bank National Association on Form T-1 (1)

(1) Filed herewith

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicants, Circus and Eldorado Joint Venture, Nevada general partnership, and Silver Legacy Capital Corp., a Nevada corporation, have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and their seals to be hereunto affixed and attested, all in the city of Reno, and State of Nevada, on the 21st day of September, 2012.

(SEAL)

CIRCUS AND ELDORADO JOINT VENTURE

By:	/s/ Gary L. Carano
	Name:	Gary L. Carano
	Title:	Chief Executive Officer

Attested By:	/s/ Stephanie D. Lepori
	Name:	Stephanie D. Lepori
	Title:	Chief Accounting and Financial Officer

(SEAL)

SILVER LEGACY CAPITAL CORP.

By:	/s/ Gary L. Carano
	Name:	Gary L. Carano
	Title:	Chief Executive Officer

Attested By:	/s/ Stephanie D. Lepori
	Name:	Stephanie D. Lepori
	Title:	Chief Accounting and Financial Officer